News Release for Immediate Release

First Majestic to Acquire Normabec Mining Resources

VANCOUVER, September 14, 2009 - First Majestic Silver Corp. ("First Majestic") (TSX: FR) and Normabec Mining Resources Ltd. (“Normabec”) (TSX-V: NMB) have entered into a definitive agreement (the “Agreement”) whereby First Majestic will acquire Normabec. The transaction will be an all-share transaction by way of plan of arrangement (the “Arrangement”).

The Agreement, among other things provides that First Majestic will acquire Normabec in exchange for the issuance directly to Normabec’s shareholders of 0.060425 First Majestic shares for each Normabec common share outstanding (the “Exchange Ratio”). In addition to Normabec’s current shareholders receiving shares in First Majestic, they will also receive shares in a newly formed public company (“NEWCO”) which will hold Normabec’s interest in the Pitt Gold Property (and all other Quebec mineral interests currently held by Normabec) which will continue to be managed by the existing Normabec management. Subsequent to the completion of the Arrangement, First Majestic will invest, via a private placement, C$300,000 in this public company which will represent approximately 10% of NEWCO.

The Agreement implies a value for each Normabec share of C$0.1806 (C$0.1406 in First Majestic shares and C$0.04 in NEWCO shares) and represents a premium of 47.7% to Normabec shareholders based on the average prices of First Majestic's and Normabec's common shares for the 20 trading days ended September 11, 2009. Normabec has approximately 75.3 million shares issued and outstanding.

Normabec’s primary asset is the Real de Catorce Silver Project which is located in the northern portion of San Luís Potosí state, Mexico. The property consists of approximately 6326 hectares of mineral rights which contains a drilled NI 43-101 compliant resource of 33.69 million Measured & Indicated silver ounces plus 13.10 million Inferred silver ounces.

Keith Neumeyer, President & CEO of First Majestic stated “We are continually looking for ways to expand our business including potential acquisitions. Based on our due diligence we believe the Real de Catorce Silver Project is an excellent strategic fit and has the potential to become another important asset for our company. We believe this transaction will also substantially benefit Normabec shareholders by not only allowing them to participate in our future upside, but also allowing them to retain 100% of the growth potential of the Pitt Gold Project in Quebec.”

Robert Ayotte, CEO and President of Normabec stated; “Our strategic approach has always been to speedup the development of the tremendous Real de Catorce Silver District. By this agreement we feel that our shareholders will participate not only in the development of this key asset but also in other divisions of First Majestic in production. Their talented technical and mining team have been a key factor for this association.”

The proposed Arrangement has the unanimous support of the boards of directors of both Normabec and First Majestic and the Normabec board of directors has resolved to recommend that the Normabec shareholders vote in favour of the Arrangement at the special meeting. Lockup and support agreements have been signed by each officer and director and the largest shareholder of Normabec to support the Arrangement. An information circular is expected to be mailed to all shareholders by no later than mid-October and the proposed Arrangement is expected to close in early November. The Agreement includes representations, warranties and covenants typical of a transaction of this nature. The proposed Arrangement is subject to the approval of at least 66 2/3% of the votes of Normabec shareholders represented in person or by proxy at a special meeting of Normabec shareholders and the approvals of the Quebec Superior Court and other appropriate regulatory authorities and certain other conditions customary for transactions of this nature. A break-up fee of $350,000 is payable by either party in the event the Agreement is terminated in certain circumstances, including in connection with Normabec entering into a superior transaction.

First Majestic has engaged Gryphon Partners as its financial advisor and McCullough O’Connor Irwin LLP as its Canadian legal advisor. Normabec has engaged Haywood Securities Inc. as its financial advisor and Miller Thomson LLP as its Canadian legal advisor. Haywood Securities Inc. has provided an opinion to the board of directors of Normabec that, subject to Haywood Securities' assumptions and limitations and its review and analysis of current market conditions, the consideration to be received by the shareholders of Normabec, other than First Majestic and its affiliates or associates, pursuant to the Agreement is fair, from a financial point of view.

About First Majestic

First Majestic is a producing silver company focused in Mexico and is aggressively pursuing its business plan to become a senior silver producer through the development of its existing assets and the pursuit through acquisition of additional assets that contribute to achieving its corporate growth objectives. Presently First Majestic owns three operating silver mines in Mexico, the La Encantada, the La Parrilla, and the San Martin Silver Mines, as well as a project undergoing pre-feasibility known as the Del Toro Silver Mine. In 2009, First Majestic expects to produce approximately five million ounces of silver eqv. from its Mexican silver mines.

About Normabec

Normabec is a junior mining exploration company with a portfolio of advanced exploration projects including: the 100% owned Pitt Gold Project in Quebec and the 100% owned Real de Catorce Silver Project in Mexico.

Contact

TEL: 450-441-9177	Robert Ayotte, President & CEO
Normabec Mining Resources Ltd.

EMAIL:	info@normabec.com
WEBSITE:	http://www.normabec.com

TEL: 604-688-3033	Keith Neumeyer, President & CEO
First Majestic Silver Corp.

EMAIL:	info@firstmajestic.com
WEBSITE:	http://www.firstmajestic.com

First Majestic Silver Corp.	Normabec Mining Resources Ltd

(signed) “Keith N. Neumeyer”	(signed) “Robert Ayotte”
Keith N. Neumeyer, President & CEO	Robert Ayotte, President & CEO

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of First Majestic Silver Corp. are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

The securities issuable under the Arrangement have not been and will not be registered under the United States Securities Act of 1933, as amended, or the securities laws of any state, and are expected to be issued pursuant to exemptions from such registration requirements.